March 8, 2019

Christopher Demetriou
Chief Executive Officer
Aberdeen Standard Platinum ETF Trust
c/o Aberdeen Standard Investments ETFs Sponsor LLC
712 Fifth Avenue, 49th Floor
New York, NY 10019

       Re: Aberdeen Standard Platinum ETF Trust
           Registration Statement on Form S-3
           Filed March 1, 2019
           File No. 333-230009

Dear Mr. Demetriou:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate and
                                                            Commodities
cc:    David T. Mittelman, Esq.